EXHIBIT 11
                                                                ----------

                        BRISTOL-MYERS SQUIBB COMPANY
           Exhibit With Respect to Omission of Dilutive Elements
              In Primary and Fully Diluted Earnings Per Share



EFFECT OF EXERCISE OF STOCK OPTIONS AND WARRANTS ON PRIMARY EARNINGS PER SHARE:
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                                             1995           1994         1993
                                     ------------   ------------ ------------
(1)Average market price of Common
Stock during year                          $68.89         $55.89       $58.42

(2)Number of shares under option
and warrant at year-end for which
exercise price is below (1)            26,744,879     11,634,891   11,978,432

(3)Aggregate proceeds to be
received upon exercise of shares
in (2)                             $1,616,061,831   $570,433,755 $600,689,306

(4)Shares deemed repurchased under
treasury stock method (3) divided
by (1)                                 23,458,584     10,206,365   10,282,254

(5)Additional shares deemed
outstanding (2) - (4)                   3,286,295      1,428,526    1,696,178

(6)(5) as a percentage of number of
shares used in computing earnings
per share                                     .65%           .28%         .33%



In view of the above percentages, the effect of assumed exercise of stock options and warrants was considered not dilutive in accordance with Footnote 2 to paragraph 14 of APB Opinion #15.

                                     E-2-1

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                          BRISTOL-MYERS SQUIBB COMPANY
             Exhibit With Respect to Omission of Dilutive Elements
                In Primary and Fully Diluted Earnings Per Share


EFFECT OF CONVERSION OF PREFERRED STOCK AND EXERCISE OF STOCK OPTIONS AND
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WARRANTS ON FULLY DILUTED EARNINGS PER SHARE:
---------------------------------------------


                                             1995           1994           1993
                                     ------------   ------------   ------------
Restatement of Shares:

(1) Shares used in computing earnings
per share                             506,070,157    508,722,399    515,245,655
(2) Additional shares deemed
outstanding:
(a) Upon issuance pursuant to stock
plans, options, rights and warrants
after assumed repurchase of shares      6,839,276      2,389,203      2,442,546
(b) Upon conversion of preferred
stock outstanding at conversion
rate of 424/100 per common share           80,658         92,674        109,384
                                     ------------   ------------   ------------
(3) Shares assumed to be outstanding
for fully diluted computation         512,990,091    511,204,276    517,797,585
                                     ============   ============   ============

Restatement of Earnings:

(4) Net earnings applicable to     $1,811,562,000 $1,842,446,000 $1,959,128,000
Common Stock:

(5) Dividends on Preferred Stock           41,000         48,000         54,000
                                   -------------- --------------  -------------
(6) Pro forma earnings applicable
to Common Stock                    $1,811,603,000 $1,842,494,000 $1,959,182,000
                                   ============== ============== ==============

(7) Pro forma fully diluted
earnings per share:                         $3.53          $3.60          $3.78

(8) Reported per share:                     $3.58          $3.62          $3.80

(9) Dilution:                               1.40%           .55%           .53%


In view of the above percentages, the effect of assumed issuance pursuant to stock plans, options, rights and warrants and conversions of Preferred Stock was considered not dilutive in accordance with Footnote 2 to paragraph 14 of APB Opinion #15.

                                      E-2-2